Exhibit 99.1

INX Crosses Over the Mandatory Minimum of $7.5M - Now Accepting BTC, ETH, USDC

Over 3,000 retail and accredited investors registered for the INX token offering in the first 3 days

New York, September 10, 2020 - INX Limited today announced it has raised over USD 7.5M in its initial public offering, exceeding the minimum requirement for the offering. The Company also starts accepting payments in Bitcoin (BTC), Ether (ETH) and USD Coin (USDC) at 10am EDT on Monday, September 14th, 2020.

INX has launched the first-ever SEC-registered security token IPO aiming to raise up to $117 million from both retail and institutional investors. INX intends to use the net proceeds raised from the sale of INX Tokens for a launch of a regulated trading platform for digital assets including cryptocurrencies, security tokens, and their derivatives, for the establishment of a cash reserve fund, and for the continued development and operation of INX Trading Solutions.

INX has set the offering price at $0.90 per Token with a minimum investment of $1,000. BTC/USD, ETH/USD and USDC/USD exchange rates will be determined in the manner as disclosed in the final prospectus. More information can be found in the final prospectus and at https://token.inx.co/.

A registration statement relating to the offering of these securities was declared effective by the SEC on August 20, 2020. Copies of the registration statement can be accessed by visiting the SEC website at www.sec.gov. The offering is being made only by means of a prospectus. A final prospectus describing the terms of the offering has been filed with the SEC and forms a part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by visiting the SEC’s website or the following website (click here) or by email to INX at investors@inx.co.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is available in California*, Colorado, Connecticut, Georgia, Hawaii, Illinois, Louisiana, Michigan, Minnesota, New York, Texas*, Washington*, Wisconsin and Wyoming.

*	Subject to suitability standards as described in the “Suitability Standards” section of the final prospectus.

About INX:

INX aims to provide a regulated trading platform for digital securities and cryptocurrencies combining traditional markets expertise and a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and novel regulatory approach.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in the preliminary prospectus that forms a part of the effective registration statement filed with the SEC, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.